SEQUENOM, Inc. 3595 John Hopkins Court, San Diego, CA 92121 Telephone: 858 202 9000 Fax: 858 202 9001

January 30, 2009

Division of Corporation Finance

Securities and Exchange Commission

ATTN: Allan Morris

100 F. Street, N.E.

Washington, DC 20549

Re:	Sequenom, Inc.
Withdrawal of Registration Statement on Form S-4 (File No. 333-156954)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sequenom, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-156954), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 27, 2009 in connection with the commencement of an exchange offer (the “Exchange Offer”) to acquire all of the outstanding shares of common stock of EXACT Sciences Corporation (“EXACT Sciences”).

After the Registrant filed the Registration Statement, the Registrant announced on January 28, 2009 that it was terminating the Exchange Offer without accepting for exchange or exchanging any shares of EXACT Sciences common stock. As a result of the termination of the Exchange Offer, the Registrant is submitting this request for withdrawal of the Registration Statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Sequenom, Inc., 3595 John Hopkins Court, San Diego, California 92121, facsimile number (858) 202-9001, with a copy to the Company’s counsel, Cooley Godward Kronish LLP, Attn: D. Bradley Peck, 4401 Eastgate Mall, San Diego, California 92121, facsimile number (858) 550-6420.

If you have any questions with respect to this matter, please contact D. Bradley Peck of Cooley Godward Kronish LLP at (858) 550-6012.

Sincerely,

SEQUENOM, INC.

/S/ CLARKE W. NEUMANN, ESQ.
CLARKE W. NEUMANN, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL